Exhibit 21.1

Legal Name	Jurisdiction of Organization
Evolent Health LLC	Delaware
Evolent Specialty Services, Inc.	Delaware
EH Holding Company, Inc.	Delaware
Evolent Health International Private Ltd.	India
Evolent IPA of New York, Inc.	New York
Evolent Health International Philippines, Inc.	Philippines